FUNDINGHOPE

TRY CHOP CHOP, LLC

OFFERING STATEMENT

Regulation Crowdfunding Offering

Try Chop Chop LLC
Regulation Crowdfunding (Reg CF)
Offering Statement

Issuer Information

Name: Try Chop Chop, LLC

Entity Type: Manager-managed Limited Liability Company
Jurisdiction of Incorporation: California
Business Address: 5420 Camino Santander, #199, San Diego, CA 92130
CIK Code: 0002081928

Name of Intermediary: FundingHope, LLC

• CIK Number: 0001940213

• SEC File Number: 007-00380

• CRD Number: 324064

Intermediary Compensation: 4% of capital raised during the offering, plus pass-through fees associated with background checks, escrow due diligence fees, and transactional fees charged by third party vendors of the platform.

FundingHope has no direct or indirect interest in Try Chop Chop, LLC

Investor Transaction Fee (FundingHope):

Investors will be charged a platform transaction fee equal to 2% of their investment. This fee is non-refundable once the transaction completes.

Escrow Facilitator

Investor funds are held by North Capital Private Securities Corporation, serving solely as the qualified third-party escrow facilitator.

Try Chop Chop, LLC certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors & Officers

Troy Smith – Co-Founder and Chief Executive Officer (Age 57)

Mr. Smith has served as Co-Founder and Chief Executive Officer of Chop Chop since March 2022. He brings over two decades of entrepreneurial and operational experience across restaurant operations, real estate, property management, and technology. From 1996 to 2000, he was a McDonald's franchise owner in Cape Town, South Africa, where he operated three stores, served on the advertising co-op, and was named Franchisee of the Year in both 1998 and 1999. From 2001 to 2008, he worked independently as a real estate developer and property flipper in San Diego, California. From 2008 to 2013, he co-founded Cape Coupons & Wowzit, a free coupon-based magazine that scaled from 5 to 27 suburbs in Cape Town with a circulation of 250,000 per cycle. From 2014 to 2018, he served as a property manager with Midtown Rentals, where he built one of the region's first host management companies for Airbnb and Booking.com listings, expanding operations from 2 to 45 units. Since 2022, he has led the creation and development of Chop Chop, overseeing platform design, operations, and strategic growth.

Wil Violago – Co-Founder and Chief Operating Officer (Age 53)

Mr. Violago has served as Co-Founder and Chief Operating Officer of Chop Chop since March 2024. He has extensive experience in business development, executive recruitment, and sales strategy. From 2020 to 2023, he served as Regional Sales Consultant with Vistage Worldwide, where he recruited more than 200 C-level executives into peer advisory boards, generating over $4 million in revenue and earning recognition as a top performer. In 2023, he transitioned to the role of Account Executive Recruiter at Vistage, focused on identifying and recruiting experienced CEOs for leadership roles. From January 2024 to March 2025, he was a Business Development Strategist at Scaling Up Coaches, where he increased certification enrollments by 52%, generated $1 million in new business revenue, and improved sales process efficiency by 20%. During this time, he also co-founded Chop Chop, where he has been responsible for business development, marketing, and operational strategy. Since March 2025, he has served as Director of Strategic Partnerships at The Executives Hub, part of Imprint Talent Readiness, building strategic partnerships to support the growth of coaching and advisory practices.

Capital Structure & Ownership

Security Holder Security Type % Ownership Notes

Troy Smith Membership Units (LLC) 50% Co-Founder, CEO

Wil Violago Membership Units (LLC) 50% Co-Founder, Product Lead

Business Overview

Chop Chop is a logistics software platform that enables restaurants to manage their own first-party delivery without hiring drivers or relying on third-party marketplaces. The app connects restaurants with independent drivers verified through license and insurance checks. Restaurants keep their own ordering and payment systems, while Chop Chop provides delivery coordination, driver management, and payout tools.

Revenue comes from a flat $199/month subscription fee per restaurant. Unlike commission-based platforms, this allows restaurants to retain full order value. Independent restaurants and small chains are primary customers. Drivers are paid directly by restaurants, and Chop Chop does not take a cut.

The Company does not employ drivers and does not set or control driver compensation. Drivers are independent contractors engaged directly by restaurants using the Chop Chop platform. Restaurants determine the method and amount of compensation to be paid to drivers. In most cases, compensation is established on a per-delivery basis rather than an hourly wage.

The Company provides restaurants with general guidance and best practices regarding compensation structures, but the final terms are determined solely between the restaurant and the driver. Restaurants may choose to compensate drivers using a flat rate per delivery, a mileage-based fee, or other structures.

Drivers also retain 100% of any customer tips paid in connection with a delivery. The Company does not receive or withhold any portion of driver pay or tips.

We are pre-launch with iOS and Android apps live, targeting Southern California and Phoenix as first markets with confirmed interest.

The Company has not conducted any securities offerings in reliance on exemptions from registration in the past three years.

Risk Factors

Investing in our offering involves significant risks. You should carefully consider the following risks and all other information contained in this Form C before deciding to invest in Chop Chop. If any of the following risks occur, our business, financial condition, or results of operations could be materially and adversely affected, which may result in the partial or complete loss of your investment.

1. Early-Stage Company with Limited Operating History: Chop Chop is an early-stage company with minimal operating history. Our ability to succeed depends on our ability to execute our business plan and scale adoption by restaurants and drivers, which may not occur as expected.

2. Speculative Nature of Investment: This investment is highly speculative. There is no guarantee that we will achieve profitability or that you will receive a return on your investment. Investors should be prepared to lose their entire investment.

3. Dependence on Key Personnel: We rely on the leadership of our co-founders. The loss of one or both would materially impact our ability to operate and grow.

4. Competition in the Industry: We operate in a competitive delivery industry dominated by well-capitalized incumbents (e.g., DoorDash, Uber Eats, Grubhub). These competitors have greater resources, larger customer bases, and stronger brand recognition, which may make it difficult for Chop Chop to capture market share.

5. Limited Market Acceptance: Our model of first-party delivery is new to many restaurants. If restaurants or drivers are slow to adopt our platform, our revenues and growth could be materially impacted.

6. Regulatory and Legal Risks: We are subject to evolving federal, state, and local laws regarding gig workers, delivery fees, insurance, and data privacy. Changes in these laws or noncompliance could result in penalties, fines, or restrictions on operations.

7. Intellectual Property Risks: Our competitive advantage depends on our technology and processes. Failure to protect our proprietary software, or third-party claims of infringement, could harm our business.

8. Economic and Market Conditions: Restaurants are highly sensitive to economic downturns, labor shortages, and inflation. Adverse conditions could reduce adoption of our platform and lower revenues.

9. Dilution of Ownership: Future fundraising rounds may result in the issuance of additional units or securities, which would dilute the ownership percentage of current investors.

10. No Public Market for Securities: There is no public market for the securities being offered. Investors may find it difficult to sell or otherwise dispose of their securities in the near future.

11. Unforeseen Challenges: As with any startup, unforeseen operational, financial, or management challenges may arise, negatively affecting our performance.

12. Transfer Restrictions / Illiquidity: The securities sold in this offering are restricted and generally may not be resold for one (1) year from the date of purchase, except as permitted by Regulation Crowdfunding and applicable law. There is no public market for these securities, and investors should be prepared to hold their investment indefinitely.

13. Crowdfunding-Specific Risks: Investors have limited voting and information rights under Regulation Crowdfunding. The offering may not reach its Initial Target Amount, in which case no securities will be issued. Future financings may dilute investors' economic and voting interests.

THE OFFERING

Use of Proceeds

Initial Target ($50,000)

– 35% Technology Development & Infrastructure

– 35% Marketing, Outreach & Sales

– 20% Restaurant & Driver Onboarding

– 10% Working Capital / Compliance / Platform Fees

Maximum Target ($500,000)

– 35% Technology Development & Infrastructure ($175,000)

– 35% Marketing, Outreach & Sales ($175,000)

– 20% Restaurant & Driver Onboarding ($100,000)

– 10% Working Capital / Compliance / Platform Fees ($50,000)

Allocations above are good-faith estimates and may vary by up to ten (10) percentage points based on operational needs and offering proceeds actually received.

Testing-the-Waters

The Company did not conduct any testing-the-waters or solicitation of interest prior to filing this Form C.

Delivery of Securities

Securities will be issued in book-entry form (no paper certificates) and recorded in the Company's records (or by a transfer agent, if applicable) after closing and satisfaction of escrow release conditions.

Investor Cancellations

Investors may cancel for any reason until 48 hours before the offering deadline. If the target is met early and we move to close, a five-business-day notice period applies. Material changes require reconfirmation or funds are returned.

Rolling Closes
The Company may conduct one or more rolling closes of the Offering, which allows the Company to accept investor funds on an ongoing basis as subscription agreements are completed and funds are received in escrow. Following each rolling close, and after satisfaction of the minimum target amount and applicable escrow release conditions, accepted funds will be disbursed to the Company. Investors whose funds are disbursed will be issued their securities and will not be entitled to withdraw their investment. The Company may continue to accept additional investments until the earlier of (i) reaching the maximum offering amount, or (ii) the offering deadline.

Return of Funds

If the Initial Target is not met by the deadline, investor funds are returned.

OWNERSHIP & CAPITAL STRUCTURE

Offering Terms

- Security Offered: *SAFE with $5,000,000 valuation cap and 20% discount*.

- Initial Target / Maximum: *$50,000 | $500,000*.

- Oversubscriptions: Y*es: allocated pro-rata up to the Maximum.*

- Deadline: *Offering will close on December, 25, 2025*.

Minimum Investment: *$250*.

The terms of the securities may be modified based on the conversion conditions outlined in the SAFE agreement. If the company issues a priced round of equity financing, the SAFE will convert into preferred stock at a discount, which could result in changes to the number of shares received by investors.

Investor Rights and Restrictions

Investors in this offering will receive a Simple Agreement for Future Equity (SAFE). The SAFE does not entitle holders to voting rights or other stockholder rights prior to conversion. Until the SAFE converts into equity—typically in connection with a future equity financing—holders will not have the right to vote on company matters, receive dividends (except as expressly provided in the SAFE), or attend stockholder meetings.

If and when the SAFE converts into equity, the investor will become a stockholder and will receive the rights associated with the equity class issued at that time, which may include voting rights as set forth in the applicable financing documents and corporate charter.

Future financing transactions, the issuance of additional securities (including SAFEs, convertible notes, options or warrants), or the creation of new classes or series of securities could dilute the ownership percentage and/or economic interests of investors in this offering.

Transfer Restrictions

Securities purchased in this offering are restricted and may not be resold for one (1) year from the date of purchase, except as permitted by Regulation Crowdfunding and applicable law (including transfers to the issuer, to accredited investors, to family members in connection with death or divorce, or as otherwise allowed).

OWNERSHIP DETAILS

Ownership Schedule of Try Chop Chop LLC Company: Try Chop Chop LLC (California) Effective Date: [08/15/2025] This Schedule may be updated from time to time to reflect changes in membership interests, as permitted under the Company's Operating Agreement.

Member Name Ownership Percentage Capital Contribution

Troy Smith 50%

Wilfredo Violago 50%

Ownership & Capital Structure Details

- Security Being Offered (SAFE): This SAFE converts into equity upon a future priced equity financing pursuant to its terms. The SAFE includes a $5,000,000 valuation cap and a 20% discount.

- Potential Dilution: Future financings, equity issuances, or SAFE conversions may dilute investors' ownership and economic interests.

- Other Classes of Securities: Other than membership units held by the founders (as disclosed in this document), the Company has no other classes or series of securities outstanding.

- Valuation Rationale: The valuation cap and discount reflect the Company's stage of development, market opportunity, product readiness, and comparative market data for similar early-stage offerings.

- The principal shareholders, who currently own 100% of voting shares, have the ability to approve or block certain company actions, such as issuing new shares, approving mergers, or electing board members. This means that smaller shareholders, including those purchasing through this offering, may have limited influence over major company decisions.

- Investors purchasing securities in this offering will likely be minority shareholders, meaning they will have limited influence on company decisions. The company's founders and early investors currently control 100% of voting shares, allowing them to make strategic decisions without minority investor approval. Additionally, if the company raises further capital, existing shareholders may experience dilution of their ownership percentage.

- Purchasers of these securities may be subject to the following risks associated with corporate actions:

  - Additional Issuances of Securities: Future fundraising rounds could result in the issuance of new shares, diluting the percentage ownership of existing shareholders.

  - Issuer Repurchases of Securities: The company retains the right to repurchase shares at its discretion, which could impact shareholder liquidity.

  - Sale of the Issuer or Assets: If the company is acquired, investors may receive proceeds that are less than their initial investment depending on the terms of the transaction.

- o Transactions with Related Parties: The company has existing financial arrangements with directors and officers, which could present potential conflicts of interest.

  - o

Material Agreements and Indebtedness

No material agreements currently exist. Vendor agreement in place with Shufti for driver verification services. The Company has no material indebtedness.

Related Party Transactions

The Company has not entered into any loans, contracts, or related-party transactions with officers, directors, or significant shareholders in the past three (3) years.

Prior Exempt Offerings

The Company has conducted no exempt securities offerings in the prior three (3) years.

Financial Information

Chop Chop, LLC is an early-stage company with limited operating history and minimal revenue to date.

Revenue Model

$199/month subscription per restaurant.

Break-Even Point: ~400 active restaurant subscriptions.

Financial Projections (2025–2029)

– Year 1: ~419 restaurants, ~$1,000,572 ARR, ~$832,972 gross profit

– Year 2: ~1,256 restaurants, ~$2,999,328 ARR, ~$2,647,729 gross profit

– Year 3: ~2,513 restaurants, ~$6,001,044 ARR, ~$5,447,844 gross profit

– Year 4: ~4,188 restaurants, ~$10,000,942 ARR, ~$9,230,144 gross profit

– Year 5: ~6,281 restaurants, ~$14,999,028 ARR, ~$13,994,228 gross profit

Unit Economics:

– CAC: ~$167,600 in Year 1, scaling to ~$1,004,800 by Year 5

– LTV:CAC Ratio: ~11.9x across projection period

These projections assume capturing ~1% of the U.S. restaurant market, representing a ~$15M ARR opportunity.

Ongoing Reporting

Following the closing of this offering, the Company will file annual reports on Form C-AR with the SEC and make such reports available on its website within 120 days after the end of each fiscal year, for so long as required under Regulation Crowdfunding.

Forward-Looking Statements

This Form C Offering Statement contains financial projections and other forward-looking statements. These projections are management's best estimates and involve risks and uncertainties. Actual results may differ materially. Investors should not place undue reliance on forward-looking statements.

Disqualification Statement (Regulation Crowdfunding Rule 503 Compliance)

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner, or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities (calculated as described in SEC Question 6), any promoter connected with the issuer in any capacity at the time of this offering, any person who has been or will be paid (directly or indirectly) for the solicitation of purchasers in connection with this offering, or any general partner, director, officer, or managing member of any such solicitor:

None of these parties are subject to any disqualifying events described in Rule 503 of Regulation Crowdfunding, including but not limited to:

- Criminal convictions in connection with the purchase or sale of any security;

- Court orders restraining involvement in securities, investment, or financial activities;

- Final orders from state or federal financial regulatory authorities;

- Commission orders related to suspension, limitations, or penny stock bars;

- Cease-and-desist orders for scienter-based anti-fraud violations or violations of Section 5 of the Securities Act;

- Suspensions or expulsions from self-regulatory organizations;

- Stop orders or investigation proceedings related to registration statements or Regulation A filings; or

- Orders by the U.S. Postal Service regarding fraudulent conduct.

As such, no disqualifying events have occurred prior to May 16, 2016, or thereafter, that would render the issuer ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act.

Financial statements reviewed by an independent CPA are provided as part of this offering and have been submitted to the SEC as a separate exhibit.